United States securities and exchange commission logo





                              July 16, 2021

       Andrew Leisner
       Chief Executive Officer
       Volcon, Inc.
       2590 Oakmont Drive, Suite 520
       Round Rock, TX 78665

                                                        Re: Volcon, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed June 21, 2021
                                                            CIK 0001829794

       Dear Mr. Leisner:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please list the underwriter warrants on the cover page, including the number of shares of common stock issuable
upon exercise of the warrants.
       Prospectus Summary
       Overview, page 1

   2. We note that you expect to begin delivering initial vehicles in the third quarter of 2021, and that you have
received fully refundable orders. Please provide an estimate of the number of vehicles you
expect to deliver by the end of the third quarter and when you expect to be able to
fulfill all pending orders.
 Andrew Leisner
Volcon, Inc.
July 16, 2021
Page 2
Our Products, page 2

3. Please revise to state clearly that your products are not legal for on-road use, and explain why. Please tell us what consideration you have given to adding disclosure in risk factors that discusses the distinction between on-road and off-road vehicles and addresses any risks to the company for potential misuse.
Risk Factors
We may experience delays or other complications..., page 7

4. Please revise your disclosure to specifically address the prospective nature of the Stag and the Beast.
Use of Proceeds, page 16

5. Please provide the approximate amount of proceeds to be used for each of the items listed in the first paragraph on page 17. Refer to Item 504 of Regulation
S-K.
Management, page 29

6. Please revise to provide the business experience of Christian Okonsky during the past five years. Refer to Item 401(e) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 37

7. Please expand your disclosure relating to the consulting agreements with Pink Possum and
         Highbridge. Please provide the related person's interest and the approximate dollar value of the amount involved in each transaction. Refer to Item 404(d) of Regulation S-K. In addition, please add a discussion in risk factors that addresses the implications of a
         Fundamental Transaction, as defined on page 34.
8. Please confirm that each of the leases discussed in this section will be filed as exhibits to the registration statement.
Report of Independent Registered Public Accounting Firm, page F-1
FirstName LastNameAndrew Leisner
9. We note that the audit report indicates that there is substantial doubt about your ability to
Comapany    NameVolcon,
       continue as a goingInc.
                           concern. Please add a discussion in risk factors
that addresses this
July 16,determination.
         2021 Page 2
FirstName LastName
 Andrew Leisner
FirstName
Volcon, Inc.LastNameAndrew Leisner
Comapany
July       NameVolcon, Inc.
     16, 2021
July 16,
Page  3 2021 Page 3
FirstName LastName
General

10. Please provide us supplemental copies of all written communications as defined in Rule
         405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on
Section 5(d) of the
         Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing